Exhibit 99.2

OSISKO GOLD GROUP INC.

Management's Discussion and Analysis

For the three and six months ended June 30, 2026

The following management’s discussion and analysis ("MD&A") of the operations and financial position of Osisko Gold Group Inc. (formerly Osisko Development Corp.) and its subsidiaries ("Osisko Gold Group" or the "Company") for the three and six months ended June 30, 2026 ("Q2 2026") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2026 and the Company’s audited consolidated financial statements and related notes for the years ended December 31, 2025 and 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this MD&A. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company's reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Cautionary Note Regarding Forward-Looking Statements" section. This MD&A is dated as of August 13, 2026, the date the Board of Directors approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026, following the recommendation of the Company's Audit and Risk Committee.

Osisko Gold Group is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America. The Company exists under the Canada Business Corporations Act and is focused on developing its principal mining asset, the Cariboo Gold Project located in British Columbia, Canada (the "Cariboo Gold Project") as well as its Tintic project, located in Utah, U.S.A. (the "Tintic Project"). Osisko Gold Group's common shares (the "Common Shares") are listed on the New York Stock Exchange (“NYSE”) and the TSX Venture Exchange (“TSXV”) under the symbol "OGG".

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Non-IFRS Financial Measures

This MD&A contains certain non-IFRS (as defined herein) financial measures, including "all-in sustaining cost" (or "AISC"), "cash cost", "free cash flow" and "adjusted working capital". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration and other expenses, and sustaining capital expenditures divided by gold ounces sold. Cash costs are a non-IFRS financial measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administrative costs and royalties but exclude depreciation, reclamation, income taxes, capital costs and exploration costs. Free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as cost of sales. For non-IFRS financial measures related to the feasibility study for the Cariboo Gold Project refer to the Cariboo Technical Report (as defined herein).

Adjusted working capital

The Company uses non-IFRS financial measures, including the adjusted working capital to supplement its unaudited condensed interim consolidated financial statements. The Company believes that this measure, together with measures determined in accordance with IFRS, provides investors with an improved ability to evaluate the underlying performance of the Company. The adjusted working capital does not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The adjusted working capital is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The adjusted working capital is calculated as follows:

	June 30, 2026	December 31, 2025
(In thousands of dollars)	$	$

Current assets	929,808	479,811
Current liabilities	(259,709)	(331,851)
Working Capital	670,099	147,960
Derivative Asset (current asset)	(45,546)	—
Derivative Liability (current liabilities)	85,447	—
Warrant Liability (current liabilities)	107,294	225,000
Adjusted working capital	817,294	372,960

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company (collectively, the "Forward-Looking Information"). Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "objective", "strategy", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", "potential", "proposed", or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: risks relating to capital markets and the availability of future financing, including project financing, on terms acceptable to the Company (or at all); the ability of the Company to meet its financial obligations as they become due; actual operating cash

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

flows, free cash flows, operating costs and other costs differing materially from those anticipated; changes in project parameters and assumptions; project infrastructure requirements and anticipated processing methods, whether or not the capital and operating costs outlined in the Cariboo Technical Report can be achieved, exploration expenditures differing materially from those anticipated; actual results of current and planned exploration activities; whether additional mineral resources will be developed as a result of the deeper drilling below the Cariboo mineral resource estimate, within the Cariboo mine area, and/or on exploration targets beyond the mine area; whether infill drilling of inferred mineral resources, after considering other modifying factors, will be successful in converting mineral resources to measured or indicated mineral resources and any resulting increases in the mineral reserves; whether the results of the Company's 13,000m infill drill program will confirm or vary from those in the current mineral resource estimate; whether the development of the Cariboo Gold Project, if successfully completed, will provide the basis for the establishment of a broader mining district camp, including development of multiple deposits; whether all required authorizations for the implementation of the Mines Act permits for the Cariboo Gold Project, including the licence of occupation for the transmission line, will be received in a timely manner and not delay the project; whether an agreement will be completed, and on what terms, with Xatśūll First Nation; whether the Company's new water treatment plant and facilities will operate to expectations and meet permit conditions; whether current and planned test mining at Tintic will generate positive cash flow after deducting all costs; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; community, non-governmental and governmental actions and the impact of stakeholder actions; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations; dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; the potential impact of tariffs and other trade restrictions; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business objectives and project milestones as anticipated; results of additional work programs and exploration; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risks and Uncertainties" in this MD&A and "Risk Factors" in the Company's annual information form for the year ended December 31, 2025; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Company. Forward-Looking Information contained herein is based on certain assumptions, including, but not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All Forward-Looking Information in this MD&A is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While the Company is not aware of

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company disclaims any obligation to update any of the Forward-Looking Information herein, whether as a result of new information, future events or results or otherwise, except as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

1.OUR BUSINESS

Osisko Gold Group is a Canadian-based exploration and development company focused on past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become a continental North American intermediate precious metals producer, through the development of its fully permitted flagship Cariboo Gold Project and the advancement of a portfolio of other development projects and investments with potential for value creation. As of June 30, 2026, the Company's principal mining asset, the Cariboo Gold Project, is owned and operated through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville"). In addition, the Company's Tintic Project (including, the Trixie test mine) is owned and operated by its wholly-owned subsidiary, Tintic Consolidated Metals LLC ("Tintic").

As an exploration and development, including construction activities stage corporation, the Company does not generate sufficient cash flows to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management's ability to secure additional future financings; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or to complete such financings on terms favourable to the Company (refer to section 9.1 – Liquidity and Capital Resources).

The accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The working capital and adjusted working capital1 positions as at June 30, 2026, combined with available credit facilities will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures through June 2027 (refer to section 10.2 – Financings for more details on the subsequent equity financing completed after period end). This working capital balance excludes the undrawn second tranche of the 2025 Financing Facility (as defined below), which provides for an amount equal to US$350.0 million and is subject to the satisfaction of certain conditions precedent which were not met or waived as at June 30, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast substantial doubt upon the Company's ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern (refer to Note 1 to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 for more details).

(1) Refer to section "Non-IFRS Financial Measures".

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

2.FINANCIAL AND OPERATING HIGHLIGHTS

The table below provides selected financial information relating to Osisko Gold Group's performance for the three and six months ended June 30, 2026 and the relevant comparable period in 2025, adjusted to exclude operations from Sapuchi presented as discontinued activities (refer to section 15 – Discontinued Operations for more details):

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
(In thousands of dollars)	$	$	$	$

Revenues	32,726	6,859	34,940	6,859
Operating income (loss)	8,086	(16,321)	(1,575)	(57,160)

Net income (loss) from continuing activities	119,107	(45,978)	151,324	(79,442)
Net income (loss) from discontinued activities(i)	—	(1,426)	28,001	(5,292)
Net income (loss)	119,107	(47,404)	179,325	(84,734)

Basic net income (loss) per share from continuing operations	0.39	(0.34)	0.51	(0.58)
Diluted net income (loss) per share from continuing operations	0.21	(0.34)	0.16	(0.58)

Net cash flows provided by (used in) continuing operating activities	(8,931)	(19,618)	(7,231)	(30,526)
Net cash flows provided by (used in) discontinued operating activities(i)	—	(967)	190	(2,563)
Net cash flows provided by (used in) operating activities	(8,931)	(20,585)	(7,041)	(33,089)

Statistics
Meters drilled – Cariboo Gold Project Underground Infill (gold)	2,648	2,650	7,283	4,453
Meters drilled – Cariboo Gold Project Underground exploration (gold)	4,090	0	5,298	0
Meters drilled – Cariboo Gold Project Surface exploration (gold)	9,165	0	15,000	0
Meters drilled – Cariboo Gold Project other regional surface exploration (gold)	3,849	0	5,996	0
Meters drilled – Geotechnical drilling	711	0	711	0
Meters drilled – Exploration (copper)	0	662	0	2,596
Gold sold (ounces)	5,547	1,393	5,818	1,393

i)	The net income (loss) from discontinued activities and the Net cash flows provided by (used in) discontinued operations are related to Sapuchi. Please refer to Discontinued Operations section of this MD&A for more details.

3.HIGHLIGHTS – Q2 2026

The following summarizes Osisko Gold Group's financial and operational highlights in Q2 2026:

Operations and financial information
Three months ended June 30, 2026 and 2025
Continuing activities
●	In Q2 2026, the Company generated $32.7 million in revenue and generated an operating income of $8.1 million, compared to $6.9 million revenue and a $16.3 million operating loss in Q2 2025. The increase in revenue in Q2 2026 compared to Q2 2025 was primarily attributable to the sale of gold from the Tintic Project, including from heap

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

leach operations and direct shipping of mineralized material. The improvement in operating results in Q2 2026 compared to Q2 2025 was primarily driven by the increase in revenue.
●	In Q2 2026, the Company incurred net income of $119.1 million, compared to a net loss of $46.0 million in Q2 2025. The increase in income was primarily due to the increase in operating income discussed above, a decrease in the fair value of the warrant liability and a gain in fair value from the derivatives related to the convertible notes offering. The change in the fair value of the warrant liability in Q2 2026 was mainly attributable to the valuation assumptions utilized in determining the fair value of the warrants. This change reflects both the warrants exercised and the issuance of additional warrants in connection with the convertible notes offering completed in Q2 2026, which increased the overall warrant liability base, as well as more significant fluctuations in key valuation inputs during Q2 2026 compared to Q2 2025. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.
●	The net cash flows used in operating activities in Q2 2026 amounted to $8.9 million, compared to cash flows used in operating activities of $19.6 million in Q2 2025. The decrease in cash outlow was primarily driven by the increase in revenue discussed above.
●	Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $106.2 million in Q2 2026, compared to $13.3 million in Q2 2025. The increase in mining interests, property, plant and equipment was primarily due to the ramp up of the activities at Cariboo Gold Project including: underground development in the Cow and Lowhee Zones, Bonanza Ledge water treatment plant expansion, Ballarat Camp expansion, sediment control pond construction, mine waste rock storage facility construction and air intake pads. The exploration activities are mainly due to the Cariboo Gold Project Deep surface drilling campaign as well as the Proserpine surface drilling campaign.
●	Net cash inflows provided by financing activities amounted to $342.4 million in Q2 2026, compared to cash outflows of $0.8 million in Q2 2025. The increase in cash inflows in Q2 2026 was due to the proceeds from the convertible notes offering completed during the quarter, which generated gross proceeds of US$300 million ($414.3 million).

Six months ended June 30, 2026 and 2025

Continuing activities
●	During the six months ended June 30, 2026, the Company generated $34.9 million in revenue and incurred an operating loss of $1.6 million, compared to $6.9 million in revenue and a $57.2 million operating loss in 2025. The increase in revenue in the six months ended June 30, 2026 compared to 2025 was primarily attributable to the sale of gold from the Tintic Project, including from heap leach operations and direct shipping of mineralized material. The lower operating loss in the six months ended 2026 compared to 2025 is mainly attributed to the $25.8 million impairment charge recorded in 2025 related to the QR Mill.
●	During the six months ended June 30, 2026, the Company incurred net income of $151.3 million, compared to a net loss of $79.4 million in 2025. The increase in income was primarily due to the increase in revenue and operating income discussed above. The change in the fair value of the warrant liability in 2026 was mainly attributable to the valuation assumptions utilized in determining the fair value of the warrants. This change reflects both the warrants exercised and the issuance of additional warrants, which increased the overall warrant liability base, as well as more significant fluctuations in key valuation inputs during 2026 compared to 2025. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.
●	The net cash flows used in operating activities in the six months ended June 30, 2026 amounted to $7.2 million, compared to cash flows used in operating activities of $30.5 million in 2025. The decrease in cash outlow was primarily driven by the increase in revenue discussed above.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

●	Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $169.8 million in the six months ended June 30, 2026, compared to $28.6 million in 2025. The increase was primarily due to the ramp up of the activities at Cariboo Gold Project and exploration activities as discussed above.
●	Net cash inflows provided by financing activities amounted to $568.2 million in the six months ended June 30, 2026, compared to cash outflows of $2.8 million in 2025. The increase in cash inflows in 2026 was attributable to financing transactions completed during 2026, including gross proceeds of US$143.8 million ($196.3 million) from the February 2026 Offering (as defined herein), $36.5 million from warrant exercises, and gross proceeds of US$300 million ($414.3 million) from the May 2026 convertible notes offering.

Three months ended June 30, 2026:

Project Updates

●	On June 9, 2026, the Company announced the completion of its planned 13,000-meter underground infill drilling program at the Cariboo Gold Project, totaling 13,684 m across 142 drillholes completed on 10-meter spacing in the Lowhee Zone. The Company also reported results from an additional 2,995 meters of infill and near-mine exploration drilling in the Lowhee Zone.

Financing Updates
●	On May 26, 2026, the Company closed its offering of US$225.0 million aggregate principal amount of 4.125% convertible senior Notes due 2031 (refer to Convertible Senior Notes Offering).
●	On May 29, 2026, the Company closed an additional US$75.0 million aggregate principal amount of 4.125% convertible senior Notes due 2031 (refer to Convertible Senior Notes Offering).
Corporate Updates
●	On April 1, 2026, the Company granted an aggregate of (i) 1,104,400 stock options of the Company ("Options"), and (ii) 1,426,600 restricted share units of the Company ("RSUs") to certain senior officers and non-executive employees (collectively, the "Incentive Awards"), pursuant to the Company's omnibus equity incentive plan.
●	On May 4, 2026, the Company appointed Ms. Sarah MacDonald as Vice President, Construction Contracting and Commercial
●	On May 19, 2026, the Company appointed Mr. Greg Perrins as Vice President, Sustainable Development
●	On May 28, 2026, the Company announced its intention to satisfy the fourth of five deferred payments to certain sellers of the Tintic Project in Common Shares of the Company. This payment was completed through the issuance of 871,683 Common Shares on June 10, 2026.
●	On June 2, 2026, the Company announced that Mr. Duncan Middlemiss would not stand for re-election at its annual and special meeting of shareholders and nominated Keith McKay, alongside other incumbent directors, for election to the Board of Directors, along with a proposed name change to "Osisko Gold Group Inc." At the annual and special meeting of shareholders held on June 23, 2026 (the "2026 AGM"), all director nominees were elected, PricewaterhouseCoopers LLP was re-appointed as auditor, and shareholders approved both the change of the Company's registered office from Québec to Ontario and the Company's name change to "Osisko Gold Group Inc.", which became effective July 14, 2026. The Company also granted 247,129 deferred share units to its independent directors as part of its annual Board of Directors compensation review.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

4.SUBSEQUENT TO Q2 2026

Corporate and Financing

●	In connection with the name change, the Common Shares traded under its new trading symbol, "OGG", at the start of trading on July 20, 2026 on each of the TSXV and the NYSE. In addition, the trading symbols for the Company's common share purchase warrants also changed effective at market open on July 20, 2026: (i) warrants trading under "ODVWZ" on the Nasdaq Stock Market ("Nasdaq") and "ODV.WT.U" on the TSXV changed to "OGGWZ" and "OGG.WT.U", respectively; and (ii) warrants trading on the TSXV under "ODV.WT.A" and "ODV.WT.V" changed to "OGG.WT.A", and "OGG.WT.V", respectively.

Project Updates

●	On July 8, 2026, the Company announced new drill results from eleven (11) surface diamond drill holes totaling 8,971 metres completed between December 2025 and April 2026 as part of an ongoing Cariboo Deeps and near mine gap infill exploration program at the Cariboo Gold Project. Approximately 65% of drilling transected areas outside the current footprint of the Cariboo Gold deposit, and results confirmed the presence of high-grade mineralization to a maximum vertical depth below surface of 718 metres in IM-26-001.
●	On July 22, 2026, the Company announced that, through its wholly owned subsidiary, Barkerville, it entered into a Support and Benefits Agreement (the "Support Agreement") with the District of Wells, British Columbia (the "District"), effective July 21, 2026, to support social and economic initiatives within the District in respect of the Cariboo Gold Project. Over its three-year term, the Support Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate, subject to the Company's sole discretion and continued participation under the Support Agreement.
●	On July 23, 2026, the Company announced final results and preliminary internal reconciliation analysis of its previously completed infill drilling program in the Lowhee Zone of the Cariboo Gold Project. The preliminary internal reconciliation analysis of two localized areas, comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, illustrated deposit variability consistent with expectations, and is subject to ongoing evaluation and modelling.
●	On August 5, 2026, the Company announced the first set of new drilling results from fourteen (14) surface diamond drill holes totaling 6,463 metres completed between February and May 2026 as part of an ongoing exploration program on the Proserpine regional greenfield target, located within the broader Cariboo Gold Project property boundary. Results to date confirm the presence of an emerging gold mineralized system comprising high-grade structures and broader zones of lower-grade mineralization that may indicate potential for bulk mining methods.

5.MANAGEMENT AND BOARD COMPOSITION

As of the date of this MD&A, the Board of Directors of Osisko Gold Group is composed of Sean Roosen (Chair), Charles E. Page (Lead Director), Michele McCarthy, David Danziger, Stephen Quin, Susan Craig and Keith McKay. All members of the Board of Directors were elected at the 2026 AGM.

As of the date of this MD&A, management of Osisko Gold Group includes Sean Roosen (Chair of the Board of Directors and Chief Executive Officer), Chris Lodder (President), Alexander Dann (Chief Financial Officer and Vice President, Finance), David Rouleau (Vice President, Project Development), Laurence Farmer (General Counsel and Vice President, Strategic Development), Scott Smith (Vice President, Exploration), Philip Rabenok (Vice President, Investor Relations), Sarah Harrison (Vice President, Permitting and Compliance), Sarah MacDonald (Vice President, Construction Contracting and Commercial) and Greg Perrins (Vice President, Sustainable Development).

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

6.EXPLORATION AND EVALUATION / MINING DEVELOPMENT ACTIVITIES

As of the date of this MD&A, the Cariboo Gold Project is the only material property of the Company within the meaning of NI 43-101. The following sets out certain objectives for the Cariboo Gold Project and other ancillary work in 2026, together with the estimated timing and associated costs for each respective activity, based on the Company's reasonable expectations, intended courses of action and current assumptions as of the date of this MD&A.

Activity	Expected Timing of Completion[2]	Anticipated 2026 Costs[1]
Cariboo Gold Project
Underground Development	Q4 2026	$19.7 million
Regional surface exploration drilling	Q4 2026	$17.5 million
Mine design, processing, water management, infrastructure and other	Q4 2026	$11.4 million
Underground Infill Drilling for resource conversion to improve confidence	Q4 2026	$4.9 million
Surface (Directional) Infill Drilling for resource conversion to improve confidence	Q4 2026	$4.1 million
Surface (Directional) Drilling to expand Mineral Resource Estimate at depth (up to 300 metres below current Mineral Resource Estimate)	Q4 2026	$1.8 million
Surface Drilling to expand geology and mineralization at depth (+700 metres below surface)	Q4 2026	$4.2 million

Note:

1.	The expenditures disclosed in this table include amounts approved by the Board of Directors as at June 30, 2026, net of amounts already incurred during the six months ended June 30, 2026. Additional expenditures will be required to complete certain of the objectives and are subject to approval by the Board of Directors.
2.	For the portion of activities to be incurred in 2026

Readers are cautioned that the foregoing reflects management’s opinions, assumptions and estimates considered reasonable as of the date the statements are made. Such statements are inherently subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied herein.

See "Cautionary Note Regarding Forward Looking Statements".

6.1.Cariboo Gold Project – British Columbia, Canada

The Cariboo Gold Project is a fully permitted advanced-stage gold development project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada. The project area extends for approximately 77 kilometres from northwest to southeast. The Company's total land package consists of 443 mineral and placer titles, which cover an area of approximately 186,740 hectares. On November 21, 2019, OR Royalties Inc. ("OR") acquired the Cariboo Gold Project through the acquisition of Barkerville. The Cariboo Gold Project was part of the OR contributed assets that created the Company on November 25, 2020.

Technical Reports and Mineral Resource Estimate

On June 11, 2025, the Company filed a technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 in respect of the feasibility study for the Cariboo Gold Project ("2025 FS"), which was prepared in accordance with NI 43-101 with an effective date of April 25, 2025 (the "Cariboo Technical Report"). A copy of the Cariboo Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold Group's issuer profile.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Scientific and technical information in this MD&A relating to the 2025 FS in respect of the Cariboo Gold Project is supported by the Cariboo Technical Report. The 2025 FS and Cariboo Technical Report have been prepared by, reviewed and approved by independent representatives of BBA (Mathieu Belisle, P.Eng., Amanda Fitch, P.Eng.), InnovExplo Inc. (Carl Pelletier, P.Geo., Tessa Scott, P.Geo., Eric Lecomte, P.Eng.), Alius Mine Consulting Ltd. (Sebastien Guido, P.Eng.), Falkirk Environmental Consultants Ltd. (Katherine Mueller, P. Eng., Rob Griffith, P.Eng., Nikolay Sidenko, P. Geo.), WSP Canada Inc. (Paul Gauthier, P.Eng.), M.A. O'Kane Consultants Inc. (Rachel Sawyer, P.Eng., Yapo Allé-Ando, M.A.Sc., P.Eng.), Integrated Sustainability Consultants Ltd. (AJ MacDonald, M.A.Sc., P.Eng., P.E.), Clean Energy Consulting Inc. (Philip Clark, P.Eng., P.E.), and JDS Energy & Mining Inc. (Jean-François Maillé, P.Eng.), each of whom is a "qualified person" (within the meaning of NI 43-101) and independent of Osisko Gold Group (within the meaning of Section 1.5 of NI 43-101).

The Cariboo Technical Report supersedes the technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia" (as amended) dated January 12, 2023 (with an effective date of December 30, 2022) (the “2023 FS”), which should no longer be relied upon.

The key assumptions, parameters and methods used in the 2025 FS are described in the Cariboo Technical Report. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. Reference should be made to the full text of the Cariboo Technical Report, including all assumptions, qualifications and limitations set forth therein, a copy of which is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold Group's issuer profile and on the Company's website at https://www.osiskogold.ca/projects/cariboo-gold/.

The Cariboo Technical Report indicates strong economics for a low-impact underground operation using mechanized bulk mining methods, with attractive operating costs and manageable capital requirements. The project is well-positioned to benefit from favourable macroeconomic and gold price trends. The planned processing plant and surface infrastructure design have been strategically optimized to accommodate potential future expansion options. The Cariboo Gold Project is envisioned as a traditional underground operation, employing mechanized long-hole open stoping to extract ore from gold-bearing vein corridors - an intricate network of mineralized quartz veins predominantly hosted within unmineralized sandstone. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totaling approximately 80 km of mineralization.

A summary of the 2025 FS results is presented in the tables below:

Cariboo Gold Project 2025 FS – Key Results and Assumptions (after-tax)
Metric	Units	Base Case	Spot Prices[2]
Gold price	US$/oz	$2,400	$3,300
Exchange rate	USDCAD	1.35	1.40
Net Present Value at 5% discount	$ mm	943	2,066
Internal Rate of Return (IRR)%		22.1%	38.0%
Payback, from commercial production	years	2.8	1.6
Average annual free cash flow[1]	$ mm	158	314
Average AISC, LOM[1]	US$/oz	1,157	1,167

Notes:

Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the 2025 FS

1.	All-in sustaining costs per ounce and free cash flow are non-IFRS financial measures or ratios. Refer to "Non-IFRS Financial Measures" for more information.
2.	The illustrative spot price scenario is based on the LBMA gold price as of the close of business on April 23, 2025, rounded to nearest $100/oz and the USD to CAD currency exchange rate is based on the Bank of Canada daily exchange rate, rounded to nearest five cents. The illustrative spot price scenario has not been adjusted to account for any other variables which may affect after-tax NPV5%, after-tax IRR, payback from commercial production or average annual free cash flow in such scenario, including, but not limited to, changes in Company capital expenditures and increases to development, operating, financing and other costs.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Cariboo Gold Project 2025 FS – Project Operating and Financial Metrics
Assumptions	Units	2025 FS – Base Case[1]
Gold price	US$/oz	2,400
Exchange rate	USDCAD	1.35
Discount rate	%	5.0%
Production
Mine life	yrs	10.0
Total ore mined	kt	17,815
Peak annual throughput	tpd	4,900
Average gold head grade	g/t Au	3.62
Total contained gold	koz	2,071
Avg. gold recovery	%	92.6%
Total recovered gold, payable	koz	1,894
Avg. gold production, LOM	koz/yr	190
Avg. gold production, first 5 yrs	koz/yr	202
Operating Unit Costs
Underground mining	$/t mined	62.3
Processing	$/t mined	23.2
Water and waste management	$/t mined	5.0
Electrical transmission line	$/t mined	4.9
General and administrative	$/t mined	15.4
Total unit operating costs	$/t mined	110.7
Total operating costs	$ mm	1,921
Royalty payments	$ mm	292
Offsite charges	$ mm	143
Operating Costs
Total cash costs[2]	US$/oz	$947
AISC[2]	US$/oz	$1,157
Capital Expenditures[4]
Initial costs	$ mm	881
Sustaining costs	$ mm	426
Closure costs, net[3]	$ mm	99
Total capex	$ mm	1,406
Economics (after-tax)
Total free cash flow, LOM[2]	$ mm	1,577
Net Present Value (NPV5%)	$ mm	943
Internal Rate of Return (IRR)%		22.1%
Payback, from commercial production	yrs	2.8
Average free cash flow, first 5 yrs[2]	$ mm	296
Average free cash flow, LOM[2]	$ mm	158

Notes:

Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the 2025 FS

1.	Totals may not add up due to rounding.
2.	Cash costs, all-in sustaining costs per ounce and free cash flow are non-IFRS financial measures or ratios. Refer to "Non-IFRS Financial Measures" for more information. Total cash costs are presented on a per ounce payable basis inclusive of total operating costs mining costs, processing costs, site G&A costs, royalties, smelting, refining, and transportation costs. AISC are presented on a per ounce payable basis and include cash costs plus sustaining and closure costs.
3.	Closure costs are shown net of salvage value.
4.	Pre-final investment decision capital costs total $38.6 million.

Mineral Resources Estimate

The mineral resources estimate for the Cariboo Gold Project included in the 2025 FS has an effective date of April 22, 2025, and are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. The mineral resources estimate have been updated to account for depletion in the Lowhee Zone due to ongoing development and bulk sample activities, as well as for changes in costs and cut-off grade assumptions.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

There is no certainty that mineral resources will be converted into mineral reserves. Mineral resources include inferred mineral resources which have had insufficient work to classify them as indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Cariboo Gold Project 2025 FS – Mineral Resources Statement (April 22, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(000's tonnes)	(g/t)	(000's oz)
Measured
Bonanza Ledge	47	5.06	8
Indicated
Bonanza Ledge	32	4.02	4
BC Vein	1,057	3.00	102
KL	527	2.80	47
Lowhee	1,333	2.76	118
Mosquito	1,553	2.96	148
Shaft	6,121	2.92	575
Valley	2,718	2.70	236
Cow	3,991	2.91	374
Total Indicated Resources	17,332	2.88	1,604
Total Measured & Indicated	17,380	2.88	1,612
Inferred
BC Vein	596	3.17	61
KL	2,514	2.53	205
Lowhee	486	3.01	47
Mosquito	1,883	3.08	186
Shaft	7,457	3.44	826
Valley	2,470	3.01	239
Cow	3,368	2.78	301
Total Inferred Resources	18,774	3.09	1,864

Notes:

1.	The independent and qualified persons for the mineral resources estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Tessa Scott, P.Geo. (Norda Stelo). The effective date of the mineral resource estimate included in the 2025 FS is April 22, 2025.
2.	These mineral resources, exclusive of the reserves, are not mineral reserves and do not have demonstrated economic viability.
3.	The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
4.	A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.
5.	The estimate is reported for a potential underground scenario at a cut-off grade of 1.8 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$2,400/oz; a USDCAD exchange rate of 1.35; an underground mining cost of $66.3/t; a processing and transport cost of $30.80/t; a G&A plus Environmental cost of $22.40/t; and a sustaining CAPEX cost of $45.6/t. No changes have been applied for the Bonanza Ledge. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USDCAD exchange rate of 1.27; an underground mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades may be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
6.	Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.
7.	A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
8.	The gold mineral resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The dilution halo gold mineralization was

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

estimated using Datamine StudioTM RM Pro 1.11. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).
9.	Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.
10.	The qualified persons responsible for this section of the Cariboo Technical Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate other than those disclosed in this MD&A and in the Cariboo Technical Report.

Mineral Reserves Estimate

The 2025 FS outlines a probable mineral reserves estimate (with an effective date of April 10, 2025), which increased slightly from the 2023 FS due to the adjustment of the cut-off grade dictated by an accelerated ramp-up schedule to 4,900 tonnes per day ("tpd") throughput relative to the 2023 FS. Only mineral resources that were classified as measured and indicated were given economic attributes in the mine design, and when demonstrating economic viability were classified as mineral reserves. Mineral resources are not mineral reserves, and the economic viability of mineral resources that are not mineral reserves has not been demonstrated. There is no assurance that further work on mineral resources will result in conversion to mineral reserves that can be mined economically.

Cariboo Gold Project 2025 FS – Mineral Reserves Statement (April 10, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(tonnes)	(g/t)	(oz)
Proven	—	—	—
Probable
Cow	3,999,971	3.35	430,548
Valley	3,238,636	3.59	374,058
Shaft	8,548,295	3.72	1,021,599
Mosquito	1,105,370	3.94	140,102
Lowhee	923,162	3.52	104,491
Total Proven & Probable	17,815,435	3.62	2,070,798

Notes:

1.	Totals may not add up due to rounding.
2.	The mineral reserve estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
3.	Mineral reserves used the following assumptions: US$1,915/oz gold price, USD:CAD exchange rate of 1.32, and variable cut-off value from 1.70 g/t to 2.0 g/t Au
4.	Mineral reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 10.1%. The average mining recovery factor was set at 91.3% to account for ore left in each block in the margins of the deposit.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 4,064 drill holes. An understanding of the controls of mineralization enabled Osisko Gold Group's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill, as previously contemplated under the 2023 FS. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.8 million related to the Mining Interests related to the QR Mill during the first quarter of 2025. On June 30, 2026, the net book value related to the QR Mill Mining Interest is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Permitting and Environmental Assessment Process

Osisko Gold Group started the environmental assessment ("EA") process in the fall of 2019 for the Cariboo Gold Project.

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and up to 2,100 m of drift to access the mineral deposit.

On October 10, 2023, the Company announced that it received an EA certificate (the "EA Certificate") for the Company's 100%-owned Cariboo Gold Project. The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and was supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation (now Ministry of Mining and Critical Minerals). Receipt of the EA Certificate successfully concluded the EA process for the Cariboo Gold Project launched in October 2019, and completed in consultation with and the support of the First Nations partners. On November 7, 2024, the Company announced that while it had yet to reach an agreement with the Xatśūll First Nation, it remained committed to ongoing engagement and consultation.

On May 31, 2023, the Company submitted its Joint Permit Application ("JPA") and passed the screening phase of the permit in September 2023 after submitting the final, revised application. Through four rounds of review from the Mine Review Committee, the Company responded to, addressed, and closed over 1,800 comments from various stakeholders between November 2023 and May 2024.

On November 20, 2024, the Company was granted permits pursuant to the Mines Act (British Columbia) for its Cariboo Gold Project. Subsequently, on December 12, 2024, the Company was granted permits pursuant to the Environmental Management Act (British Columbia) ("EMA") for the Cariboo Gold Project. Together with the Mines Act (British Columbia) permits, these approvals mark the successful completion of the permitting process for key approvals, solidifying the Cariboo Gold Project's shovel-ready status.

The Mines Act (British Columbia) permits grant the Company the ability to proceed with the construction, operation and reclamation activities on each of the sites outlined within the scope of the Cariboo Gold Project. The EMA permits pertain to Cariboo Gold Project-related discharges to the environment, including water and air, and the framework and limitations thereof, within the areas outside of the immediate mine sites.

Following the positive decision by the EAO to grant the Cariboo Gold Project an EA Certificate (#M23-01), the Cariboo Gold Project underwent a robust and rigorous review by a dedicated Mine Review Committee, set up by the Major Mines Office, and subsequently received the following permits for the Cariboo Gold Project:M-247 – Mines Act permit for the Mine Site Complex and Bonanza Ledge;

●	M-198 – Mines Act permit for the QR Mill;
●	PE-111511 – Environmental Management Act Permit for the Mine Site Complex;
●	PE-12601 – Environmental Management Act Permit for QR Mill; and
●	PE-17876 – Environmental Management Act Permit for Bonanza Ledge.
●	In addition, the Mosquito Creek closure plan permit is currently under review by the Ministry of Mining and Critical Minerals.

The Company is confident a robust consultation process was followed in relation to the receipt of the Mines Act (British Columbia) permits and EMA permits for the Cariboo Gold Project and continues to actively consult and engage with its First Nations partners and other stakeholders. While any party may seek to have the decisions related to the Mines Act (British

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Columbia) permits and/or EMA permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved permits.

Work is ongoing with the Ministry of Water, Land and Resource Stewardship and the Ministry of Forests to obtain a license of occupation for the transmission line, expected in Q3 2026. Remaining authorizations are anticipated in Q3 and Q4 2026.

Cariboo Gold Project – Permitting Timeline Summary (successfully completed)

Since Q4 2024 and as of June 30, 2026, the Cariboo Gold Project has successfully completed the permitting process. The history of the process is summarized in the following highlights:

●	Signing Ceremony on October 23, 2022 with Lhtako Dené First Nation's Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Gold Group highlighting the importance of our partnership and mutual support and benefits.
●	The Revised Application for the EA process was submitted to the EAO of British Columbia on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed.
●	In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. The Company received the IRT in November 2022 and received the EA Certificate in October 2023.
●	All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,100 metres of underground development and the removal of 10,000 tonnes of mineralized material for further sorter testing.
●	Outside of the Cariboo Gold Project area there are 38 mineralized target zones, 21 of which require follow-up and 12 that are high quality drill-ready targets, demonstrating the years of ongoing exploration in the mineral rights held by Osisko Gold Group around the Cariboo Gold Project.
●	Received Mines Act (British Columbia) permits and EMA permits in Q4 2024, successfully completing the permitting process for key approvals for the Cariboo Gold Project.

Pre-Construction Activities

●	Water treatment plant: Upgrades to the Bonanza Ledge water treatment plant are complete. Final commissioning continues, with full operation expected in Q3 2026.
●	Underground development: Underground development continues from the existing Cow Portal into the Lowhee Zone and along the main access ramp into the Cow Mountain Zone. Development reached the first access point into the Cow Mountain Zone where a dedicated drill gallery is being advanced to enable infill drilling to support resource conversion, which is expected to commence in Q3 2026. Approximately 2.7 km of underground development has been completed to date. Development rates continue to improve as headings advance beyond the Lowhee fault into more favourable ground conditions. Progress through the fault zone was below target due to enhanced ground support requirements. At the mine site complex, earthworks have commenced on the second underground access at the Valley Portal. Once established, the Valley Portal will provide a second development front and support critical path primary development access to the Valley and Shaft Zones, which host the majority of the Cariboo Gold deposit's mineral reserves and mineral resources.
●	Surface infrastructure: Construction of the waste rock storage facility, the sediment control pond, and other critical infrastructure is progressing. Early works at the mine site complex, which will host the primary processing facility, commenced in Q2 2026 and include tree clearing and geotechnical drilling. Once excavation of the Valley Portal is sufficiently advanced, earthworks and foundation construction for the main water treatment plant are expected to

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

commence in Q3 2026. Installation of the Willow River Bridge, which will provide the Project's primary access once completed, is also expected to begin in Q3 2026.
●	Camp upgrade: The site camp upgrade and expansion to 358 rooms is complete and, together with other Company-controlled accommodations, is expected to provide sufficient capacity aligned with peak construction and exploration manpower requirements.
●	Project Readiness: Detailed engineering and procurement activities continue across key work streams supporting project readiness. Key areas of focus include process plant design work, site infrastructure and layout optimization, procurement of certain long-lead and major equipment packages, vendor engagement and technical bid evaluations, among others. In parallel, third-party reviews of key engineering, execution and cost inputs are also underway to further de-risk the Project and support a disciplined approach to construction readiness planning.

Infill Drilling Program

●	The Company completed a planned 13,000-metre infill drill program as part of the Appian project financing obligation. The program was designed as a systemic grid infill drilling campaign targeting both planned stope areas and portions of modelled vein corridors outside the current stope designs. Its objectives were to assess local variability of mineralization, validate and further de-risk mine planning assumptions, and support production stope design optimization as underground access advances.

●	The completed infill program totalled 13,684 metres with all assays released as of the date of this MD&A. An additional 2,995 m of infill and near mine exploration drilling was completed with assays released as part of ongoing Lowhee Zone underground drilling.
●	The Company completed a preliminary internal reconciliation analysis of two localized areas (Zones 1 and 2), comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, which illustrated deposit variability broadly consistent with expectations. Relative to the existing short-term resource model, Zone 1 indicated approximately 30% more tonnes and 6% more gold ounces, at approximately 18% lower gold grade, while Zone 2 indicated approximately 8% fewer tonnes and 8% more gold ounces, at approximately 16% higher gold grade.
●	The reconciliation analysis results for Zones 1 and 2 are preliminary and internal and do not constitute an updated mineral reserve or mineral resource estimate. The results relate only to the specified areas evaluated and should not be interpreted to be representative of, or applicable to, the mineral reserve or mineral resource estimate set out in the Cariboo Technical Report.

Exploration & Conversion Drilling Programs

●	On December 8, 2025, the Company announced the launch of a fully-funded exploration drilling campaign aimed at targeting new discoveries at the Cariboo Gold Project. The program commenced in November 2025 and a total of ten drill rigs are currently operating on four surface exploration programs. Including three active underground drill rigs, a total of thirteen drill rigs are operating across the Cariboo Gold Project property.
●	A total of ten drill rigs are currently operating on four surface exploration programs, including three surface drill rigs targeting potential mineralization within and below the current extent of the Cariboo Gold deposit to depths of up to 1,000 metres. To date, approximately 19,215 metres of drilling have been completed, with assay results for 8,971 metres released. Assay results for the remaining drill holes are pending. A second surface exploration program on the adjacent Proserpine regional greenfield target was ramped up to five drill rigs, with approximately 6,463 metres completed and released, when drilling was paused for caribou calving season. Drilling has recommenced in Q3 2026 with three drill rigs. A third surface exploration program on the Yanks Peak, which is helicopter supported, has also started with two drills in August 2026. The fourth surface exploration program started in Q3 2026 with two drills at the QR Mine.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

●	Infill and conversion drilling within the Cariboo Gold deposit is planned in 2026 with the objective of (a) supporting greater definition of the existing measured and indicated mineral resources and (b) upgrading inferred mineral resources to higher-confidence resource categories and, where appropriate, potentially converting such resources into mineral reserves, after considering applicable modifying factors. The initial targets are within and below the current Cariboo Gold deposit. Underground development of a dedicated drill gallery is progressing and is anticipated to support commencement of drilling from the first bay in Q3 2026.
●	Exploration and conversion activities across these and additional targets are expected to support up to 20 active drill rigs operating at times throughout 2026, as the various programs overlap and advance, representing up to approximately 160,000 meters of planned drilling across all targets.

Project Financing

●	The Company has been actively engaged in pursuing various financing options to provide sufficient funding to construct the Cariboo Gold Project. The Company believes that the net proceeds from: (i) the 2025 August Private Placement, (ii) the 2025 October Private Placement, (iii) US$450 million from the 2025 Financing Facility (as described herein and subject to the satisfaction of certain conditions precedent), (iv) $24.9 million from the exercise of common share purchase warrants of the Company held by certain funds advised by Appian Capital Advisory Limited, and (v) US$300 million aggregate principal amount of 4.125% convertible senior Notes (as defined herein) due 2031, together with indications of interest from commodity traders seeking high-quality concentrate off-take, and other potential financing arrangements, will provide sufficient funding to construct the Cariboo Gold Project.
2026 Objectives for the Cariboo Gold Project
●	Continue ongoing pre-construction and early works activities, including underground development, construction of certain surface infrastructure, detailed engineering on processing, water treatment and waste management and other project de-risking activities for the development of the Cariboo Gold Project.
●	Continue engagement and consultation with Xatśūll First Nation to advance discussions toward an agreement.
●	Continue detailed engineering and permitting of the transmission line for connection to the BC Hydro grid and procure long lead components.
●	Finalize results from the 13,000-meter infill drilling program in respect of the Cariboo Gold Project.
●	Continue progressing towards project milestones and satisfying conditions precedent to access the remaining US$350 million available for subsequent draws under the 2025 Financing Facility.
●	Continue to advance the planned surface and underground exploration and infill drilling activities, representing up to approximately 160,000 meters of planned drilling across all targets.

6.2.Tintic Project – Utah, U.S.A.

The Tintic Project, including the Trixie test mine, is not considered a material property of the Company as of the date of this MD&A, and there have not been substantive material expenditures on the project since January 1, 2024. There is no current exploration work program at Tintic and no additional exploration or drilling activities are contemplated. While management continues to evaluate options for next steps, limited activities beyond care and maintenance may occur from time to time.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit ("Trixie") is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by Osisko Gold Group comprises 1,370 claims totaling 7,601 ha (18,783 acres) of patented mining claims (22

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

of which are leased patented claims) and a further 110 mining claims of approximately 731 ha (1,807 acres), which are unpatented. Osisko Gold Group owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Scientific and technical information relating to the Tintic Project and the updated mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE"), including information provided in the table "2024 Trixie MRE Statement", is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report"), prepared for the Company by independent representatives of Micon International Limited, being William Lewis, P. Geo, Alan J. San Martin, MAusIMM(CP) and Richard Gowans, P. Eng. Information relating to the Tintic Project and the 2024 Trixie MRE provided herein is qualified in its entirety by the full text of the Tintic Technical Report, which is available electronically on the Company's website, SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile, including the assumptions, qualifications and limitations therein. For readers to fully understand information relating to the Tintic Project and the 2024 Trixie MRE provided herein, reference should be made to the full text of the Tintic Technical Report, including all assumptions, qualifications and limitations therein. The Tintic Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Acquisition of Tintic

On May 27, 2022, Osisko Gold Group acquired 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately US$156.6 million ($199.5 million), was comprised of: (i) cash payments of approximately US$58.7 million ($74.7 million), (ii) the issuance to the sellers of convertible instruments amounting to $10.8 million (iii) the issuance of 12,049,449 Common Shares, and (iv) deferred consideration and contingent payments fair valued at $15.1 million.

The deferred payments consisted of, (i) an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Tintic Project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.

With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. There is no current exploration work program on the Tintic Project and no additional exploration or drilling activities are contemplated on the Tintic Project in 2026.

Exploration Program

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 20,500 acres (8,333 ha), including 18,783 acres (7,601 ha) of patented mining claims.

In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totaling approximately 8,442 m and 62 underground diamond drill ("DD") holes in the 625 level at Trixie totaling approximately 3,232 m using two surface RC rigs and two underground diamond drill rigs. Continuous underground face samples were collected along all development at Trixie, and together with drill results, formed the basis of an initial mineral resource estimate at Trixie completed in January 2023.

In 2023, the Company completed 73 underground DD holes at Trixie totaling approximately 6,028 m (19,776 ft) (refer to the Company's news release dated February 22, 2024).

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Between December 2023 and May 2024, the Company completed two surface DD holes at the Big Hill target area totaling approximately 2,920 m (9,581 ft). In 2023, the Company completed a total of 6,028 m (19,776 ft) of underground drilling in 73 diamond drill holes at Trixie.

The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 m (5,507 ft) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the Initial Trixie MRE, with an effective date of January 10, 2023. The 2024 Trixie MRE includes Inferred Mineral Resources which have had insufficient work to classify them as Indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

	2024 Trixie MRE Statement
			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000's)	(g/t)	(000's oz)	(g/t)	(000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.8	478
Inferred	202	7.8	51	48.55	315

Notes:

1.	Effective date of the 2024 Trixie MRE is March 14, 2024.
2.

Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a "qualified person" within the meaning of NI 43-101.

3.

The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

4.

Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.

Geologic modelling was completed by Osisko Gold Group modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Gold Group chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.

7.

The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.

8.

The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.

9.	Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
10.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11.

The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

12.

Neither the Company nor Micon International Limited's qualified persons are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the 2024 Trixie MRE.

Recent Developments at Tintic

In the first quarter of 2025, a small-scale heap leach project was undertaken to process certain tailings and stockpiled material, and small-scale test mining activities were undertaken in the fourth quarter of 2025. In total, these activities resulted in the sale of 6,240 gold ounces in 2025 from the cumulative processing of 22,669 metric tonnes at an average grade of

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

11.17 grams per tonne gold with average recoveries of approximately 80%. Test mining and processing continued in Q1 and Q2 2026, resulting in the sale of 5,547 gold ounces in Q2 2026, including direct shipping of 4,879 tonnes at an average grade of 38.71 grams per tonne of gold with an average payability factor of 89.5%. In total, 5,818 gold ounces were sold in 2026. An additional 2,954 tonnes of higher-grade mineralized material was stockpiled for direct shipping as of the end of Q2 2026 and was subsequently shipped for processing in July 2026. Test mining is anticipated to continue in Q3 and Q4 2026, and into 2027.

The Company cautions that the decision to undertake small-scale underground mining activities, direct shipping and/or heap leaching at the Trixie test mine was made without the benefit of a feasibility study or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure.

While management continues to evaluate options for the next steps at the Tintic Project, it is expected that limited activities beyond care and maintenance may occur on the Tintic Project from time to time, including any additional direct shipping of mineralized material from the Trixie test mine.

Management continues to organize and assess historical datasets from across the East Tintic district and to maintain site infrastructure and environmental management plans at Trixie. No further drilling activities have been undertaken since the conclusion of the Phase II regional program, which did not return significant intercepts of copper, gold or molybdenum, and no additional exploration or drilling is currently contemplated. Any future decision to advance Tintic beyond limited care and maintenance would be contingent on completion of requisite technical work, obtaining any applicable additional permits or approvals as may be required, availability of capital on acceptable terms, and prevailing commodity prices and market conditions. Scientific and technical information for Tintic in this MD&A is supported by and qualified in its entirety by the Tintic Technical Report prepared by independent qualified persons, which should be read in full for the assumptions, qualifications and limitations contained therein.

7.SUSTAINABILITY ACTIVITIES

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

●	Promoting the mining industry and its benefits to society;
●	Promoting the Company's values through our three pillars of Sustainability; Good Neighbor, Engaged Workforce and Environmental Stewardship;
●	Developing and maintaining strong relationships with First Nations, stakeholders, and the Federal, Provincial and Municipal governments where the Company has activities and projects;
●	Supporting the economic development of regions where it operates; and
●	Promoting diversity and inclusivity throughout the organization and the mining industry.

The following are a few highlights from each of the Company’s projects:

Cariboo Gold Project
●	Barkerville relationship with Lhtako Dené Nation since 2015, governed by the latest agreement, the 2020 Life of Project Agreement;

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

●	Relationship with Williams Lake First Nation ("WLFN") since 2017. On July 5, 2022, Barkerville and WLFN entered into a participation agreement;
●	Relationship with Xatśūll First Nation since 2016 although no project agreement has been completed to date;
●	Relationship with the District of Wells in British Columbia since 2016, supported by a Support Agreement signed on July 21, 2026 and a Memorandum of Understanding signed on March 23, 2022 to facilitate discussions for a project agreement;
●	Open and transparent dialogue with the Ministry of Mines and Critical Minerals, the Ministry of Environment and Parks, and other relevant Ministries and regulatory bodies to ensure positive relations;
●	Upgrade of a water treatment plant at Bonanza Ledge to treat contact water and effluent was completed in December 2025; a second water treatment plant was completed in Q1 2026;
●	Collaboration with the Land Opportunities and Restoration Branch of the BC Ministry of Water Land and Resource Stewardship for the reclamation of the Jack of Clubs Lake mining legacy site, and;
●	Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives.
●	The Company entered into a Support Agreement with the District of Wells, British Columbia through the Company's wholly owned subsidiary, Barkerville, effective July 21, 2026, to support social and economic initiatives within the District of Wells. The Support Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate over a period of three years.

Tintic Project
●	Building relationships with the Utah Department of Environmental Quality, Divisions of Air Quality and Water Quality;
●	Hosted U.S. Congressman Burgess Owens onsite to help build relationships and to exhibit the critical metals opportunities within Utah at the Tintic Project;
●	Sponsored and participated in several Utah Mining Association (“UMA”) events promoting mining in Utah and favorable mining legislation;
●	Participation and leadership in several professional organizations including UMA, Women in Mining, and Society for Mining, Metallurgy & Exploration;
●	Implementation of environmental management plans for water, storm water and waste management for the Trixie test mine;
●	Building relationships with many stakeholders and local providers relating to the activities on the Tintic Project; and
●	Submission of amendments to the LOM to the Utah Division of Oil, Gas and Mining, and the Groundwater Discharge Permit to the Division of Water Quality.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

8.FINANCIAL PERFORMANCE

Consolidated statements of income (loss)

The following table presents summarized statements of loss for the three and six months ended June 30, 2026 and 2025 (in thousands of dollars). The comparative six months was adjusted to exclude Sapuchi operations presented as discontinued activities (refer to section 15 – Discontinued Operations for more details):

		Three months ended		Six months ended
		June 30,		June 30,
		2026	2025	2026	2025
		$	$	$	$
Revenue	(a)	32,726	6,859	34,940	6,859
Operating expenses
Cost of sales	(a)	(12,029)	(4,075)	(12,700)	(4,075)
Other operating costs	(b)	(2,710)	(11,726)	(3,386)	(20,489)
General and administrative	(c)	(9,901)	(7,379)	(19,936)	(13,662)
Impairment of assets	(d)	—	—	(493)	(25,793)
Operating income (loss)		8,086	(16,321)	(1,575)	(57,160)
Other income (expense), net	(e)	110,886	(29,910)	152,473	(22,538)
Income (loss) before income taxes		118,972	(46,231)	150,898	(79,698)
Income tax recovery		135	253	426	256
Net income (loss) from continuing activities		119,107	(45,978)	151,324	(79,442)
Net income (loss) from discontinued activities		—	(1,426)	28,001	(5,292)
Net income (loss)		119,107	(47,404)	179,325	(84,734)

Continuing activities

(a)	For the three and six months ended June 30, 2026, the Company recognized, respectively, $32.7 million and $34.9 million in revenue. In comparison, for the three and six months ended June 30, 2025, the Company recognized $6.9 million in revenue. The increase in revenue in Q2 2026 compared to Q2 2025 was primarily attributable to gold sales from the Tintic Project, including from the heap leach operations and direct shipping of mineralized material.

Costs of sales amounting to $12.0 million and $12.7 million were recognized respectively in the consolidated statement of income (loss) for the three and six months ended June 30, 2026 ($4.1 million for the three and six months ended June 30, 2025, respectively). Costs of sales in 2026 were significantly higher in 2026 mainly driven by the Tintic gold sales.

(b)	For the three and six months ended June 30, 2026, other operating costs amounted respectively to $2.7 million and $3.4 million (2025 – $11.7 million and $20.5 million). Other operating costs in 2026 were significantly lower. The decrease was primarily due to Tintic, which ceased having expenditures classified as care & maintenance as of October 1st, 2025.

(c)	General and administrative expenses totalled $9.9 million and $19.9 million for the three and six months ended June 30, 2026 (2025 – $7.4 million and $13.7 million), including $1.7 million and 2.9 million, respectively, in share-based compensation expense (2025 – $1.5 million and 1.8 million), $3.0 million and 7.0 million, respectively, in salaries and benefits (2025 – $2.7 million and 4.5 million) and $5.1 million and 9.8 million, respectively, of administrative expenses (2025 – $3.6 million and 8.2 million) such as insurance and legal and other consulting fees. The increase in 2026 is primarily due to higher compensation expense.
(d)	For the three and six months ended June 30, 2026, impairment charges were nil and $0.5 million (2025 – nil and $25.8 million). The impairment in Q1 2025 related to the QR Mill.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

For the three and six months ended June 30, 2026, other net income, amounted to $110.9 million and $152.5 million respectively (2025 – other net expense of $29.9 million and $22.5 million, respectively). The increase in other income was primarily due to the decrease in the fair value of the warrant liability and a gain in fair value from the derivatives related to the convertible notes offering. The change in the fair value of the warrant liability in 2026 was mainly attributable to the valuation assumptions utilized in determining the fair value of the warrants. This change reflects both the warrants exercised and the issuance of additional warrants since June 2025, which increased the overall warrant liability base, as well as more significant fluctuations in key valuation inputs during  2026 compared to 2025.

The increase also reflects higher interest income and income from flow-through shares in 2026 relative to the prior-year period, as well as a gain on disposal of the Sapuchi project, which is presented within discontinued activities. Refer to "section 15 - Discontinued Operations" of this MD&A for further details.

9.CASH FLOWS

The following table summarizes the cash flows (in thousands of dollars). The relevant comparative period was adjusted to exclude Sapuchi operations presented as discontinued activities (refer to section 15 – Discontinued Operations for more details):

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Cash flows from continuing operations
Operations	18,098	(21,992)	13,526	(35,697)
Working capital items	(20,757)	5,171	—	—
Operating activities	(8,931)	(19,618)	(7,231)	(30,526)
Investing activities	(106,670)	(13,262)	(169,992)	(27,694)
Financing activities	342,354	(807)	568,158	(2,752)
Change in cash and cash equivalents from continuing operations	226,753	(33,687)	390,935	(60,972)
Change in cash from discontinued operations	—	(967)	190	(2,574)
Effects of exchange rate on changes on cash and cash equivalents	16,237	3,355	24,587	3,191
Increase in cash and cash equivalents	242,990	(31,299)	415,712	(60,355)
Cash balance related to asset held for sale	—	—	(719)	—
Cash and cash equivalents – beginning of period	594,286	77,597	422,283	106,653
Cash and cash equivalents – end of period	837,276	46,298	837,276	46,298

Three months ended June 30, 2026 and 2025
Continuing activities

Operating Activities

The net cash flows used in operating activities from continuing activities in Q2 2026 amounted to $8.9 million, compared to cash flows used in operating activities from continuing activities of $19.6 million in Q2 2025. The cash outflow is primarily due to the increase in revenue as discussed at section 3 – Operations and financial information.

Investing Activities

Cash flows used in investing activities from continuing activities amounted to $106.7 million in Q2 2026, compared to $13.3 million in Q2 2025. The increase is primarily due to the ramp-up of operations at the Cariboo Gold Project and exploration activities as discussed at section 3 – Operations and financial information.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Financing Activities

Net cash inflows provided by financing activities from continuing activities amounted to $342.4 million in Q2 2026, compared to cash outflows of $0.8 million in Q2 2025. The increase in cash inflows in Q2 2026 is due to the proceeds from the convertible notes offering completed during the quarter , which generated gross proceeds of US$300 million ($414.3 million).

Six months ended June 30, 2026 and 2025
Continuing activities

Operating Activities

The net cash flows used in operating activities from continuing activities for the six months ended June 30, 2026 amounted to $7.2 million, compared to cash flows used in operating activities from continuing activities of $30.5 million in 2025. The cash inflow is primarily due to the increase in revenue as discussed at section 3 – Operations and financial information.

Investing Activities

Cash flows used in investing activities from continuing activities amounted to $170.0 million during the six months ended June 30, 2026, compared to $27.7 million in 2025. The increase is primarily due to the ramp-up of operations at the Cariboo Gold Project as discussed at section 3 – Operations and financial information.

Financing Activities

Net cash inflows provided by financing activities from continuing activities amounted to $568.2 million during the six months ended June 30, 2026, compared to cash outflows of $2.8 million in the equivalent period in 2025. The increase in cash inflows during 2026 is due to the proceeds from the February 2026 Offering, the proceeds from the convertible senior notes offering as well as the proceeds from the exercise of warrants, as discussed at section 3 – Operations and financial information.

9.1.Liquidity and Capital Resources

As at June 30, 2026, the Company has a positive working capital and adjusted working capital(2) of $670.1 million and $817.3 million respectively, which includes a cash and cash equivalents balance of $837.3 million. The Company also has an accumulated deficit of $588.0 million and recorded net income from continuing activities of $151.3 million for the six months ended June 30, 2026. This working capital balance excludes the second tranche of the 2025 Financing Facility, which provides for an amount of US$350M and is subject to satisfaction of certain conditions precedent which were not met as at June 30, 2026.

The working capital and adjusted working capital(2) as of June 30, 2026, will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures up to June 2027. As the Company progresses through the detailed engineering phase of the Project, updated cost estimates, expenditure timing and other project requirements may have a material impact on the Company's forecasted expenditures. The working capital balance excludes the remaining tranches of the 2025 Financing Facility (as defined herein) with Appian, totalling  US$350 million which are subject to conditions precedent that had not been satisfied as at June 30, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast substantial doubt upon the Company's ability to continue as a going concern and, accordingly, has assessed the appropriateness of the use of accounting principles applicable to a going concern. The accompanying unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

(2) Refer to section "Non-IFRS Financial Measures".

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing, which may be completed in several ways including, but not limited to, a combination of asset sales, selling investments from its existing portfolio, project debt financing, offtake or royalty financing, equity financing, equipment financing and other capital market alternatives. However, there can be no assurance that the Company will be able to obtain adequate financing in the future, or on terms favourable to the Company.

Significant variations in liquidity and capital resources for the three months ended June 30, 2026, are explained under section 9 – Cash Flows. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See section 17 – Risks and Uncertainties of this MD&A for more details.

10.FINANCIAL POSITION

(in thousands of dollars)	June 30, 2026	December 31, 2025	Variance (%)
	$	$
Cash and cash equivalents	837,276	422,283	98%
Amounts receivable	31,106	9,357	232%
Inventories	14,051	7,845	79%
Other current assets	1,829	2,803	(35)%
Assets classified as held for sale	—	37,523	(100)%
Total Current Assets	929,808	479,811	94%
Investment in associates	16,856	15,092	12%
Other investments	31,488	15,496	103%
Mining interests and property, plant and equipment	801,023	644,326	24%
Exploration and evaluation	116,037	89,635	29%
Other assets	33,350	17,914	86%
Total Assets	1,928,562	1,262,274	53%
Total Current Liabilities	259,709	331,851	(22)%
Long-term debt and lease liabilities	447,977	137,786	225%
Deferred consideration and contingent payments	2,399	5,364	(55)%
Contract liability	4,287	4,041	6%
Flow-through premium liability	6,106	8,334	(27)%
Environmental rehabilitation provision	97,364	92,209	6%
Total Liabilities	817,842	579,585	41%
Total Equity	1,110,720	682,689	63%
Total Liabilities and Equity	1,928,562	1,262,274	53%

The Company's cash and cash equivalents balance on June 30, 2026 increased from the amount held on December 31, 2025, as described in section 9 – Cash Flows. The increase in cash and cash equivalents in 2026 is mainly due to the gross proceeds from the February 2026 Offering totaling $196.3 million, the exercise of warrants with proceeds of $36.5 million and the gross proceeds from the Notes (as defined herein) totaling $414.3 million, partially offset financing fees and by the construction spending at Cariboo Gold Project and general and administrative expenses.

Accounts receivable increased, primarily due to the gold sales receivable from the Tintic Project.

The inventories increase is driven by the production mining activities at Tintic in 2026, increasing the Trixie mine stockpile value by $4.4 million.

The increase in other investments is primarily attributable to the recognition of Axo shares received as consideration in connection with the disposal of the Company’s interest in the Sapuchi project in Q1 2026 (refer to "section 15 – Discontinued Operations" of this MD&A for further details).

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Assets classified as held for sale decreased to nil at June 30, 2026, as the Sapuchi project sale was completed on January 27, 2026. Refer to “section 15 – Discontinued Operations” for further details.

The increase in mining interests and property, plant and equipment is mainly due to the additions related to the Cariboo Gold Project underground development and the pre-construction work.

The increase in exploration and evaluation asset is mainly due to the additions related to the Cariboo Deep surface drilling campaign and the Cariboo other regional surface drilling campaign.

Other assets increased primarily due to higher prepaid expenses and deposits in Q2 2026 compared to Q4 2025, due to prepayments done for certain long lead items for the Cariboo Gold Project.

The decrease in current liabilities is mainly due to the removal of Sapuchi's liabilities, which were classified as liabilities associated with assets held for sale as at December 31, 2025, and have since been derecognized following the disposal of the Sapuchi project in Q1 2026 (refer to "section 15 – Discontinued Operations" of this MD&A for further details).

The increase in long-term debt is mainly due to the convertible notes offering completed during the quarter, additions to mining equipment financings, as well as the Appian capitalized interest.

10.1.Investment in associates and other investments

The Company's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities as at June 30, 2026 and December 31 2025 (in thousands of dollars):

	June 30, 2026		December 31, 2025
	Carrying	Fair	Carrying	Fair
Investments	value(i)	value(ii)	value(i)	value(ii)
	$	$	$	$
Associates	16,856	33,337	15,092	29,173
Other	31,488	31,488	15,496	15,496
	48,344	64,825	30,588	44,669

(i)	The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments on a recognized stock exchange or the share price of the most recent private placement for private companies, for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at June 30, 2026:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	56,715,240	16.0%

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Falco Resources Limited

Falco Resource Limited (“Falco”)'s main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In January 2024, Falco announced that it had entered into an operating license and indemnity agreement (the "OLIA") with Glencore Canada Corporation (“Glencore”) pursuant to which, Glencore granted Falco, subject to terms and conditions contained in the OLIA, a license to utilize a portion of its lands in which Falco will use to develop and operate the Horne 5 gold project.

As at June 30, 2026, the Company holds 56,715,240 common shares of Falco, representing a 16.0% interest in Falco (15.9% as at December 31, 2025). The Company concluded that it exercises a significant influence over Falco and accounts for its investment using the equity method.

On March 3, 2025, Falco announced that it had received a letter from the Québec Ministry of Environment regarding its Horne 5 Project. The Ministry raised concerns about the air quality modeling submitted by Falco, specifically its compliance with section 197 of the Clean Air Regulations (“CAR”). The Ministry asserts that the project's atmospheric dispersion modeling does not conform to CAR and could increase contaminant concentrations in the air of Rouyn-Noranda. Falco disagrees, stating that their modeling shows minimal contributions to atmospheric emissions, well below regulatory limits.

The Ministry's interpretation of CAR could prevent the development of any project in regions where ambient air contaminants exceed regulatory limits. Additionally, the Ministry highlighted other environmental concerns, including the preservation of water quality and the location of mine tailings management facilities.

On January 21, 2026, Falco announced that it was advancing through the final stages of project environmental acceptability and towards the receipt of the Québec ministerial decree. Subsequently, on April 21, 2026, Falco announced the launch of a high-resolution heliborne magnetic survey over the western portion of its landholdings in the Noranda Mining Camp, following the identification of several priority exploration targets. On June 17, 2026, Falco announced the results of an updated feasibility study for the Horne 5 Project, reflecting a base case after-tax NPV 5% of $3.35 billion (up 244% from the 2021 study) and an after-tax IRR of 28.2%. Subsequently, on July 27, 2026, Falco filed the corresponding technical report under its profile on SEDAR+ (www.sedarplus.ca).

10.2.Financings

For a breakdown of the Company's use of proceeds, refer to Summary of Use of Proceeds from Financings below.

Convertible Senior Notes Offering

In May 2026, the Company issued US$300 million ($414.3 million) of convertible senior notes (the “Notes”). The Company received net proceeds of $393.8 million after commissions, fees and transaction costs of US$14.8 million ($20.5 million). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 4.125% per annum commencing on December 15, 2026, and mature on June 15, 2031. The holders of the Notes may convert their Notes in  Common Shares, cash or a combination thereof at the Company’s discretion, under the following circumstances: (1) the closing sale price of the Company’s Common Shares exceeds 130% of the conversion price of US$3.68 per Common Share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”); (2) the trading price per $1,000 principal amount of the Notes is equal to or less than 98% of the product of the closing sale price of the Company’s Common Shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; (4) upon occurrence of certain specified corporate events; or (5) on or after March 1, 2031. The conversion rate is approximately 272.11 Common Shares per US$1,000 principal amount of Notes which represents a conversion price of approximately US$3.68 per Common Share. Upon conversion the Company may settle the obligation, at its sole discretion, in either Common Shares, in cash at an equivalent value or in a combination of both.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Double Zero Capital, LP, a shareholder of the Company, participated in the Notes offering acquiring US$50.0 million aggregate principal amount of the Notes. Following this transaction, Double Zero held, directly or indirectly, Common Shares, warrants and Notes representing approximately 15.93% of the issued and outstanding Common Shares on a non-diluted basis.

2026 Bought Deal

On February 3, 2026, the Company completed a prospectus offering of Common Shares (the “February 2026 Offering”). The February 2026 Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the February 2026 Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of approximately US$143.8 million (C$196.3 million), including the exercise in full by the Underwriters of their over-allotment option.

Prior years’ financings

2025 October Private Placement

On October 29, 2025, the Company completed a private placement offering of 15,409,798 Common Shares for aggregate gross proceeds of approximately $82.5 million. The offering is comprised of the following issuances:

•LIFE Offering: issuances made pursuant to the "listed issuer financing exemption" available under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption in each of the provinces and territories of Canada, in three tranches:

●	2,990,000 Common Shares that qualified as "flow-through shares" ("FT Shares") within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of C$6.69 per FT Share for gross proceeds of approximately $20.0 million;
●	1,444,000 Common Shares to certain eligible British Columbia resident subscribers (the "BC FT Shares") that qualified as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act at a price of C$6.93 per BC FT Share for gross proceeds of approximately $10.0 million; and
●	4,182,000 Common Shares at a price of $4.78 per Common Share for gross proceeds of approximately $10.0 million.

•Concurrent Private Placement: 6,793,798 Common Shares at a price of C$4.78 per Common Share for gross proceeds of approximately $32.5 million.

2025 August Private Placement

On August 15, 2025, the Company completed a “bought deal” brokered private placement of 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120.0 million (the “2025 August Brokered Private Placement”). Concurrently with the brokered private placement, the Company completed a non-brokered private placement of 40,505,330 units at a price of US$2.05 for aggregate gross proceeds of approximately US$83.0 million (the “2025 August Non-Brokered Private Placement” and, together with the 2025 August Brokered Private Placement, the “2025 August Private Placement”). Each unit consists of one Common Share and one-half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one Common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares exceeds the exercise price for 20 or more consecutive trading days,

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.

2025 Financing Facility

On July 21, 2025, the Company entered into a credit agreement with Appian with respect to a senior secured project loan credit facility totalling US$450.0 million for the development and construction of the Cariboo Gold Project (the “2025 Financing Facility”). The 2025 Financing Facility is structured in two tranches aligned with the Cariboo Gold Project’s planned development timeline. On July 21, 2025, an initial draw of US$100.0 million ($137.2 million) was completed. Subsequent draws of US$350.0 million, to be drawn in up to four tranches, will be available for a period of up to 36 months subject to the satisfaction of certain project milestones and other customary conditions.

For details on prior offerings from 2023 and 2024, of which there are no remaining proceeds, please refer to the Company's public disclosure on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Summary of Use of Proceeds from Prior Financings

As at June 30, 2026 (in millions of dollars)

	Prior / Current	Actual
Description	Disclosure(1)	Spent		Remaining

2026 – Convertible Senior Notes	$393.8	$35.1		$358.7
Construction & exploration activities - CGP & Corporate G&A		35.1
2026 – Bought Deal	$196.3	$19.4		$176.9
Infill conversion drilling & at depth exploration - Cariboo Gold Project		19.4
2025 - October Private Placement	$82.5	$8.0		$74.5
Construction & exploration activities - Cariboo Gold Project & Corporate G&A		$8.0
2025 - August Brokered Private Placement	$165.7	$0.0		$165.7
Construction activities - Cariboo Gold Project & Corporate G&A		$0.0
2025 - August Non-Brokered Private Placement	$114.6	$94.6		$20.0
Construction activities - Cariboo Gold Project & Corporate G&A		$94.6
2025 - Financing Facility	$137.2	$137.2	$	nil
Construction activities - Cariboo Gold Project		$103.0
Debt repayment		$34.2
2024 – Brokered Private Placement	$80.0	$80.0	$	nil
Corporate G&A & working capital		$51.8
Debt repayment		$28.2

Notes:

1	Amounts presented are on a gross basis.
2	As outlined above, the Credit Facility was repaid in connection with the initial draw under the 2025 Financing Facility.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

11.SUMMARY OF QUARTERLY RESULTS

Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below (in thousands of dollars, except per share amounts):

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenues	32,726	2,214	24,210	4,409	6,859	—	—	161
Net income (loss)	119,107	60,218	66,004	(150,282)	(47,404)	(37,330)	(15,812)	(33,864)
Net income (loss) per share	0.39	0.21	0.26	(0.80)	(0.35)	(0.27)	(0.13)	(0.40)
Net income (loss) diluted per share	0.21	0.19	0.24	(0.80)	(0.35)	(0.27)	(0.13)	(0.40)

The Company recorded impairment charges during certain of the previous quarters. An impairment charge of $25.8 million related to the QR Mill, was recorded in Q1 2025. In addition to impairment charges described above, net loss for each of the quarters reported are impacted by changes in fair value of warrant liability and fluctuation in foreign exchange rates.

12.TRANSACTIONS BETWEEN RELATED PARTIES

Please refer to details on the related party transactions in Note 31 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024. There were no significant changes during the three months ended June 30, 2026, other than Double Zero's increased securityholdings in the Company following its participation in the Notes offering as described in Section 10.2 – Financing, to which readers should refer for details on the related party transaction.

13.COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of June 30, 2026, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

	Total(1)	Less than 1 year	1‑2 years	3-4 years	More than 5 years
Accounts payable and accrued liabilities	50,451	50,451	—	—	—
Lease obligations	3,406	1,494	1,649	146	117
Convertible Notes	290,132	—	—	—	290,132
Mining equipment financings	17,365	7,451	8,958	956	—
Financing Facility (2)	146,019	—	146,019	—	—
Deferred consideration(3) and contingent payments	5,804	3,405	—	2,399	—
Purchase obligations	3,774	3,774	—	—	—
Capital commitments	204,612	145,064	46,443	13,105	—
Total	721,563	211,639	203,069	16,606	290,249

Notes:

(1)	The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.
(2)	In connection with the initial draw of US$100.0 million under the 2025 Financing Facility in July 2025, the Company repaid entirely the outstanding amount of US$25.0 million ($34.2 million).
(3)	The deferred consideration obligation of US$5.0 million ($6.8 million) can be settled in cash or by issuing the equivalent number of Common Shares at the applicable settlement dates.

The balance on flow-through financings not spent according to the restrictions imposed by the 2025 October Private Placement represents $22.0 million as at June 30, 2026, and is included in cash and cash equivalents.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

14.SEGMENTED DISCLOSURE

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville) and in USA (Tintic) and are detailed as follow as at June 30, 2026 (in thousands of dollars):

Non-Current Assets

	June 30, 2026
	Canada	USA	Total
	$	$	$
Other assets (non-current)	31,090	2,260	33,350
Mining interests and property, plant and equipment	747,684	53,339	801,023
Exploration and evaluation	29,027	87,010	116,037
Total non-current assets (excluding investments)	807,801	142,609	950,410

	December 31, 2025
	Canada	USA	Total
	$	$	$
Other assets (non-current)	15,791	2,123	17,914
Mining interests and property, plant and equipment	588,776	55,550	644,326
Exploration and evaluation	6,091	83,544	89,635
Total non-current assets (excluding investments)	610,658	141,217	751,875

Mining Interests and Property, Plant and Equipment

	June 30, 2026
	Canada	USA	Total
	$	$	$
Compensation	12,910	6,369	19,279
Exploration, including drilling	76,027	—	76,027
Consulting expenditures	87,930	1,049	88,979
Acquisition cost	258,152	169,175	427,327
Asset retirement obligation	38,368	3,073	41,441
Depreciation	13,571	(2,542)	11,029
Mining tax credits	(18,343)	—	(18,343)
Impairment	(84,344)	(160,484)	(244,828)
Other	131,516	19,191	150,707
Mining interest	515,787	35,831	551,618
Property, plant and equipment	231,897	17,508	249,405
Total	747,684	53,339	801,023

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

	December 31, 2025
	Canada	USA	Total
	$	$	$

Compensation	10,744	6,369	17,113
Exploration, including drilling	71,416	—	71,416
Consulting expenditures	86,437	1,006	87,443
Acquisition cost	258,152	169,175	427,327
Asset retirement obligation	37,959	3,465	41,424
Depreciation	10,785	1,867	12,652
Mining tax credits	(12,979)	—	(12,979)
Impairment	(84,344)	(160,484)	(244,828)
Other	87,934	17,886	105,820
Mining interest	466,104	39,284	505,388
Property, plant and equipment	122,673	16,265	138,938
Total	588,777	55,549	644,326

	Canada	USA	Total
For the six months ended June 30, 2026	$	$	$
Revenues	—	34,940	34,940
Cost of sales	—	(12,700)	(12,700)
Other operating costs	(3,386)	—	(3,386)
General and administrative	(19,452)	(484)	(19,936)
Impairment of assets	(493)	—	(493)
Operating (loss) income from continuing activities	(23,331)	21,756	(1,575)

	Canada	USA	Total
For the six months ended June 30, 2025	$	$	$
Revenues	—	6,859	6,859
Cost of sales	—	(4,075)	(4,075)
Other operating costs	(17,350)	(3,139)	(20,489)
General and administrative	(12,195)	(1,467)	(13,662)
Impairment of assets	(25,793)	—	(25,793)
Operating loss from continuing activities	(55,338)	(1,822)	(57,160)

15.DISCONTINUED OPERATIONS

On January 27, 2026, the Company completed the sale of its 100% interest in the San Antonio Gold Project, held through Sapuchi Minera, to Axo. At closing, the Company received 15,325,841 common shares of Axo, representing 9.99% of Axo's outstanding shares on a non-diluted basis, as well as an additional 2,363,516 Axo common shares pursuant to an anti-dilution provision triggered by a qualifying financing. The Company is also entitled to certain contingent deferred payments in connection with the sale, including a cash payment equal to 70% of any Mexican VAT refund relating to periods ending on or before closing.

The fair value of the consideration received at disposal was estimated at approximately $15.6 million. This amount comprises $11.8 million attributable to the Axo common shares received at closing, measured based on Axo’s market price on the closing date; $2.2 million related to the additional Axo shares issued pursuant to the qualifying financing anti‑dilution provision; and $1.6 million representing the Company’s estimated recoverable portion of Mexican VAT receivable associated with periods up to the closing date.

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.

The San Antonio Gold Project has been classified as a discontinued operation as it represents a separate geographical area of operations for the Company, located in Mexico, and its activities can be clearly distinguished operationally and for financial reporting purposes from the Company’s other operations.

Net income from discontinued operations includes (i) a loss of approximately $0.5 million generated by Sapuchi’s operating results up to the date of disposal, (ii) a gain on disposal of approximately $37.3 million, representing the difference between the fair value of consideration received and the carrying value of Sapuchi’s net assets at the disposal date, and (iii) a loss of approximately $8.7 million resulting from the reclassification of the cumulative translation adjustment from other comprehensive income to profit or loss upon disposal. The net gain on disposal is non-recurring in nature and is not expected to repeat in future periods.

The following tables summarize the financial information related to San Antonio at disposal date:

Summarized balance sheet

2026
$

Current assets	4,224
Non-current assets	35,221
Total assets held for sale	39,445

Current liabilities	5,693
Non-current liabilities	55,433
Total liabilities associated with assets held for sale	61,126

SAs a result of the closing of the transaction, all assets and liabilities of Sapuchi were derecognized, and no assets or liabilities related to Sapuchi are included in the Company’s consolidated statement of financial position as of June 30, 2026.

16.OFF-BALANCE SHEET ITEMS

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

17. RISKS AND UNCERTAINTIES

The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, are speculative and involve a high degree of risk. Certain factors, including but not limited to, unforeseen geological conditions; changes to mine plan optimization; equipment failures; shortages of skilled labour and contractors; increases in the cost of materials, equipment or energy; design modifications; delays related to permitting or receipt of government approvals; adverse weather or climate conditions; and community, Indigenous or other stakeholder opposition, could materially affect the Company's financial condition, costs and development timelines (including those outlined in section 6 – Exploration and Evaluation / Mining Development Activities), and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or relating to the Company. As the Company progresses through the detailed engineering phase of the Project, updated cost estimates, expenditure timing and other project requirements may have a material impact on the Company's forecasted expenditures. Refer to the "Cautionary Note Regarding Forward-Looking Information" section for more information.

In addition, the development of mining projects often requires substantial capital expenditures, and delays or cost overruns may require the Company to seek additional financing, which may not be available on favourable terms or at all. If the

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

Company is unable to complete construction and development of the Cariboo Gold Project on a timely and cost-effective basis, or if operating performance following commissioning is materially lower than expected, the project may fail to achieve anticipated economic results. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations. The readers should carefully consider these risks as well as the information disclosed herein and, in the Company's most recent audited consolidated financial statements for the years ended December 31, 2025 and 2024.

The Company's view of risks is not static, and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. There may be additional new or elevated risks to the Company that are not described herein.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure under the heading "Risk Factors" contained in the Company's annual information form dated March 27, 2026, for the year ended December 31, 2025 (the "AIF"), which disclosure is hereby incorporated by reference herein. The AIF and additional information relating to the Company is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold Group's issuer profile.

18.DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports filed with the securities regulatory authorities is recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at June 30, 2026.

Management’s Report on Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with Management, have evaluated whether there were changes to the ICFR during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes were identified through their evaluation.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

19.BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Please refer to the basis of presentation and statement of compliance in Note 2 of the Company's unaudited condensed interim consolidated financial statements for the six months ended June 30, 2026.

20.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026, the Company applied the critical accounting estimates and assumptions as well as critical judgments in applying the Company’s accounting policies as detailed in the audited consolidated financial statements for the years ended December 31, 2025 and 2024, except as noted below:

In May 2026, the Company completed the issuance of the Notes, as defined herein, and also purchased a series of capped call options, the valuation of which include the use of judgement and estimates. Refer to Note 6 of these condensed interim consolidated financial statements for the significant judgements and estimates in determining the fair value of the Notes and capped call options.

21.FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2026.

22.TECHNICAL INFORMATION

Scientific and technical information in this MD&A relating to the Cariboo Gold Project and the 2025 FS on the Cariboo Gold Project is supported by the full text of the Cariboo Technical Report. A copy of the Cariboo Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. Each of the authors of the Cariboo Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.

Scientific and technical information in this MD&A relating to the Tintic Project is supported and qualified in its entirety by the full text of the Tintic Technical Report. A copy of the Tintic Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. Each of the authors of the Tintic Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.

This MD&A uses the terms measured, indicated, and inferred mineral resources as a relative measure of the level of confidence in the resource estimate, as well as probable mineral reserves (and not proven mineral reserves) as a relative measure of confidence in the mineral reserve estimate. Readers are cautioned that mineral resources are not economic

Osisko Gold Group Inc.	Management's Discussion and Analysis
For the three and six months ended June 30, 2026

mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

For readers to fully understand the information in the Cariboo Technical Report and Tintic Technical Report, reference should be made to the full text of the Cariboo Technical Report and Tintic Technical Report, respectively, in their entirety, including all assumptions, qualifications and limitations thereof. The Cariboo Technical Report and Tintic Technical Report are intended to be read as a whole, and sections should not be read or relied upon out of context.

The scientific, geological, and technical information contained in this MD&A has been reviewed and approved by Scott Smith, P.Geo., Vice President - Exploration of Osisko Gold Group, who is a "qualified person" within the meaning of NI 43-101.

23.SHARE CAPITAL STRUCTURE

As of the date of this MD&A, the following number of Common Shares of the Company and other securities of the Company exercisable for Common Shares of the Company are outstanding:

Securities	Common shares on exercise
Common Shares	305,837,837
Stock options	6,174,697
RSUs	3,006,600
DSUs	1,064,926
Warrants	116,705,451
Fully diluted share capital	432,789,511

24.APPROVAL

The Board of Directors oversees Management's responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company’s independent auditors to review the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders. The Board of Directors has approved the unaudited condensed interim consolidated financial statements, and the disclosure contained in this MD&A as of August 13, 2026.